50 3/4/03

RECEIVED
FEB 2 8 2003
SEC MAIL PROCESSING SECTION
WASH, D.C. 187

03012066

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Allstate Distributors, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Sanders Road
(No. and Street)

Northbrook (City) Illinois (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Webb (847) 402-6509
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

180 No. Stetson Avenue (Address) Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Webb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allstate Distributors, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
MARSHA STASI
Notary Public, State of Illinois
My Commission Expires April 5, 2003

Marsha Stasi
Notary Public

William D. Webb
Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allstate Distributors, L.L.C.

Financial Statements and
Supplemental Schedules for the
Year Ended December 31, 2002 and
Independent Auditors' Report and
Supplemental Report on Internal Control

ALLSTATE DISTRIBUTORS, L.L.C.

TABLE OF CONTENTS

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the
Member

Allstate Distributors, L.L.C.

Northbrook, Illinois

We have audited the following financial statements of Allstate Distributors, L.L.C. (the "Company") for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Allstate Distributors, L.L.C. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Allstate Distributors, L.L.C. as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 19, 2003

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
CASH AND CASH EQUIVALENTS	$1,636,973
INCOME TAXES RECEIVABLE FROM AFFILIATE	6,621
OTHER ASSETS	30,903
TOTAL ASSETS	$1,674,497
LIABILITIES	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 35,147
MEMBER'S EQUITY	1,639,350
TOTAL LIABILITIES AND MEMBER'S EQUITY	$1,674,497

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commission income	$37,614,521
Interest income	12,833
Total revenues	37,627,354
EXPENSES:	
Commission expense	30,979,429
Distribution expenses	6,025,936
Regulatory fees and expenses	67,160
Total expenses	37,072,525
Income from operations before income taxes	554,829
INCOME TAX BENEFIT	(6,621)
Net income	548,208
MEMBER'S EQUITY—Beginning of year	1,077,900
MEMBER'S EQUITY—End of year	$ 1,626,108

See notes to financial statements.

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 561,450
Adjustments to reconcile net loss to net cash from operating activities:	
Changes in:	
Accrued distribution expenses	(2,513,493)
Commissions receivable	1,404,088
Commissions payable	(864,163)
Other assets	(27,078)
Accounts payable and accrued epxenses	15,047
Income taxes receivable from affiliate	(6,621)
Net cash from operating activities	(1,430,770)
CASH—Beginning of year	3,067,743
CASH—End of year	$ 1,636,973

See notes to financial statements.

1. GENERAL

Basis of Presentation—The accompanying financial statements include the accounts of Allstate Distributors, L.L.C. (the "Company"), a limited liability company wholly owned by Allstate Life Insurance Company ("Allstate Life") since October 1, 2002. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). Prior to October 1, 2002 the Company was owned equally by Allstate Life and Putnam Investments ("Putnam"). Effective October 1, 2002, the joint venture agreement between the Company and Putnam ("Joint Venture Agreement") was terminated and Putnam sold its fifty percent ownership in the Company to Allstate Life at fair value. No goodwill was recorded upon acquisition as the purchase price paid equaled the carrying value of Putnam's ownership interest at October 1, 2002. Additionally, the carrying value of the assets and liabilities as of October 1, 2002 approximated their fair value so no fair value adjustments were recorded as a result of the Allstate Life's acquisition of the Company.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Nature of Operations—The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The nature of the Company's operations changed October 1, 2002 with the termination of the Joint Venture Agreement. The Company serves as principal underwriter for individual and group flexible premium deferred variable annuity contracts ("Contracts") issued by Allstate Life. These contracts are sold by registered representatives of unaffiliated broker-dealers or bank employees who are licensed insurance agents appointed by Allstate Life and have entered into a selling agreement with the Company to sell the Contracts. The Company incurs regulatory expenses. The Company does not receive commission income as the principal underwriter. In 2003 the Company will register wholesalers who will be promoting the sale of products being underwritten by the Company. The Company will receive commission income to cover the promotional expenses related to the variable annuity contracts.

During the first nine months of 2002, the Company underwrote and distributed variable annuity contracts issued by Allstate Life and Allstate Life Insurance Company of New York (collectively, the "Allstate Affiliates") pursuant to the Joint Venture Agreement. The contracts were sold by registered representatives of unaffiliated broker-dealers or bank employees who are licensed insurance agents appointed by the Allstate Affiliates. The Company derived revenue from commission income and paid expenses for commissions and other promotional expense relating to the variable annuity contracts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Income and Expense—Prior to October 1, 2002, commission income was received from the Allstate Affiliates, while commission expense was paid to unaffiliated broker-dealers. Commission income and expense were recorded in the statement of income as of the effective dates of the variable annuity contracts issued by the Allstate Affiliates. After October 1, 2002, no commission income is received and no commission expense was paid.

Distribution Expenses—Prior to October 1, 2002, distribution expenses consisted of sales and marketing support, administrative, and service fee expenses. These expenses were recognized in the statement of income as incurred, on the effective dates of the variable annuity contracts issued by the Allstate Affiliates. Distribution expenses also included marketing expenses for subsidized interest on products associated with the Allstate Affiliate's dollar cost averaging program. Prior to June 1, 2002, these expenses were recognized consistent with the Allstate Affiliate's obligation to the contractholder. A contract change effective June 1, 2002, no longer required the marketing expense for subsidized interest to be charged to the Company.

Income Taxes—Effective October 1, 2002, the Company is wholly owned by Allstate Life and treated as a disregarded entity under the Internal Revenue Code. As a result its taxable income for the three-month period ended December 31, 2002, will be reported on Allstate Life's income tax return as the Company's sole member. Allstate Life, in turn, will join the Corporation and its other eligible subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return. Further, the Company is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate Life's tax liability or benefit with Allstate Life. Effectively, this results in the Company's provision for income tax expense for the three-month period ended December 31, 2002, being computed, with adjustments, as if the Company filed a separate return.

The income tax benefit for the three months ended December 31, 2002, of $6,621 represents an effective tax rate of 35% on the loss on operations.

Prior to October 1, 2002, the Company was a limited liability company and was treated as a partnership under the Internal Revenue Code. The Company's taxable income or loss was allocated to the Members, who are responsible for the related taxes. Accordingly, no provision for tax expense has been included in the determination of net income for the nine months ended September 30, 2002.

Use of Estimates—The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2002, the Company had net capital, as defined under the Rule, of $1,573,569, which was $1,568,569 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 2% of its net capital.

4. RELATED PARTY TRANSACTIONS

Putnam provides sales and marketing support services, for which it earned fees of $4,009,767 through September 30, 2002. The Allstate Affiliates provide administrative, legal, financial management and sales support services to the Company, for which they earned administrative fees of $578,972 through September 30, 2002.

Additionally, distribution expenses incurred by the Company related to the dollar cost averaging program of the Allstate Affiliates were $1,437,197 through September 30, 2002.

These amounts total distribution expenses on the Statement of Operations and Member's Equity.

Effective October 1, 2002, certain corporate services and administrative costs are provided by the Corporation and its subsidiaries at no cost to the Company.

5. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

ALLSTATE DISTRIBUTORS, L.L.C.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

NET CAPITAL:	
Total members' equity	$ 1,639,350
Adjustments to net capital pursuant to Rule 15c3-1:	
Nonallowable assets:	
Income taxes receivable from affiliate	6,621
Other assets	30,903
	37,524
Haircuts on securities positions:	
2% Haircut on money market	28,257
NET CAPITAL	$ 1,573,569
AGGREGATE INDEBTEDNESS	$ 35,147
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,343
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 1,568,569
Percentage of aggregate indebtedness to net capital	2 %

There is no material difference between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and inculded in the Company's unauditied Part IIA FOCUS Report filing as of December 31, 2002

ALLSTATE DISTRIBUTORS, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securites Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Member
Allstate Distributors, L.L.C.
Northbrook, Illinois:

In planning and performing our audit of the financial statements of Allstate Distributors, L.L.C. (the "Company"), a limited liability company owned by Allstate Life Insurance Company, for the year ended December 31, 2002 (on which we issued our report dated February19, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they

may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Executive Committee, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 19, 2003